UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date August 9, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

August 9st, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES COMMENCEMENT OF OPERATIONS AS BROKER-DEALER AND REGISTERED INVESTMENT ADVISER IN THE UNITED STATES

Bancolombia announces the commencement of operations by its subsidiaries in the State of Florida, Bancolombia Capital LLC and Bancolombia Capital Advisers LLC, as broker-dealer and registered investment adviser, respectively.

Through our operations in the United States, based in the city of Miami, Grupo Bancolombia's clients of these entities will be able to access the products and services that Bancolombia Capital will offer, which will include:

●	Custom portfolio management
●	Investment in automatic portfolios according to the client's risk profile
●	Purchase and sale of international fixed income and variable income securities, mutual funds, structured notes and alternative assets, among others
●	Portfolio leverage services, among other transactional services

With the commencement of operations, clients will be able to open accounts with the new entities with the support of their commercial investment managers.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta
Corporate VP	Financial VP
Tel.: (571) 4885675	Tel.: (571) 4885934